UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

US BioEnergy Corporation

(Name of Issuer)

COMMON STOCK, Par Value $0.01 Per Share

(Title of Class of Securities)

90342V 10 9

(CUSIP Number)

John Schweitzer, Esq.

VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

(605-696-7200)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Faiza Saeed, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

November 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90342V 10 9

(1)	NAME OF REPORTING PERSONS VeraSun Energy Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER None
(8) SHARED VOTING POWER 26,276,762A
(9) SOLE DISPOSITIVE POWER None
(10) SHARED DISPOSITIVE POWER None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,276,762A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0% A
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

A

Pursuant to the Shareholders Agreement (as defined below), VeraSun (as defined below) may be deemed to have beneficial ownership of 26,276,762 shares of Common Stock (as defined below), constituting 33.0% of the 79,626,552 shares of Common Stock outstanding as of November 28, 2007, as set forth in the Merger Agreement (as defined below). Please see Item 4(a)-(b) of this Schedule 13D, which in relevant part discusses the automatic adjustment, by the terms of the Shareholders Agreement, in the number of shares of Common Stock of the Issuer over which VeraSun may be deemed to share beneficial ownership. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by VeraSun that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of US BioEnergy Corporation, a South Dakota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

Item 2. Identity and Background

(a) The name of the person filing this statement is VeraSun Energy Corporation, a South Dakota corporation (“VeraSun”).

(b) The address of the principal office and principal business of VeraSun is 100 22nd Avenue, Brookings, SD 57006.

(c) VeraSun is engaged in the production and sale of ethanol and its co-products in the United States. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of VeraSun’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, and other than Donald L. Endres, in his capacity as a shareholder of VeraSun, there are no persons controlling VeraSun.

(d) During the past five years, neither VeraSun nor, to VeraSun’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither VeraSun nor, to VeraSun’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, the shares of Common Stock to which this Schedule 13D relates have not been purchased by VeraSun, and thus, no funds were used for such purpose. Pursuant to the Shareholders Agreement, dated as of November 29, 2007 (the “Shareholders Agreement”), among Gordon W. Ommen, Capitaline Advisors, LLC, Capitaline General Partner, LLC, Capitaline Renewable Energy, LP, BirdDog Capital, LLC, Roland J. Fagan, Diane Kathleen Fagan, Platte Valley Energy, LLC, Global Ethanol, Inc. and CHS Inc. (each, a “Shareholder” and, collectively, the “Shareholders”), and VeraSun, VeraSun may be deemed to be the beneficial owner of 26,276,762 shares of Issuer Common Stock (collectively, the “Subject Shares”) held of record by the Shareholders. VeraSun and the Shareholders entered into the Shareholders Agreement to induce VeraSun to enter into the Agreement and Plan of Merger, dated as of November 29, 2007 (the “Merger Agreement”), among VeraSun, Host Acquisition Corporation, a South Dakota corporation and a direct, wholly owned subsidiary of VeraSun (“Sub”), and the Issuer. Pursuant to the Merger Agreement, Sub will merge with and into the Issuer (the “Merger”) and, upon the consummation of the Merger (the “Effective Time”), the Issuer will continue as the surviving corporation in the Merger (the “Surviving Corporation”). Pursuant to the Merger, each issued and outstanding share of Issuer Common Stock (other than shares owned by the Issuer, VeraSun or Sub) will be converted into the right to receive 0.810 fully paid and nonassessable shares of VeraSun common stock (the “Merger Consideration”), and at the Effective Time all such shares of Issuer Common Stock will automatically be cancelled and will cease to be outstanding. The Merger is subject to certain conditions, and there is no certainty that the Merger will be consummated. The descriptions of the Merger Agreement and the Shareholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

Item 4. Purpose of Transaction

(a)-(b) The Shareholders Agreement was entered into as a condition to the willingness of VeraSun to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s shareholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Shareholders Agreement, subject to the limitation set forth below, any shares of capital stock of the Issuer acquired by any of the Shareholders after the date of the Shareholders Agreement and during the term of the Shareholders Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Shareholders Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Shareholder may result in VeraSun being deemed to acquire beneficial ownership of additional securities of the Issuer. The number of Subject Shares is adjusted automatically by the terms of the Shareholders Agreement such that, at any time, the total voting power of the Subject Shares of all of the Shareholders will represent 33.0% of the total voting power of the Issuer’s Common Stock then outstanding. In the event that the Merger Agreement is terminated under certain circumstances (as described in Item 5), the Subject Shares will be reduced to 19.9% of the Issuer’s Common Stock then outstanding.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors of the Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. The existing director of Sub is Donald L. Endres. Pursuant to the Merger Agreement, at the Effective Time, the officers of the Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. The existing officers of Sub are Donald L. Endres, President, and Mark Dickey, Secretary.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the Second Amended and Restated Articles of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended to read in their entirety as set forth in Exhibit 3 hereto, which is incorporated herein by reference, and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Pursuant to the Merger Agreement, at the Effective Time, the By-laws of Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(h) - (i) At the Effective Time, the Issuer Common Stock will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, VeraSun currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although VeraSun reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, Steven T. Kirby, a director of VeraSun, is the benefical owner of 14,500 shares of US BioEnergy Common Stock, representing less than 1% of US BioEnergy’s Common Stock outstanding and Danny C. Herron, Senior Vice President and Chief Financial Officer of VeraSun, is the benefical owner of 10,000 shares of US BioEnergy Common Stock, representing less than 1% of US BioEnergy’s Common Stock outstanding. Other than as disclosed above with regards to Steven T. Kirby and Danny C. Herron, as of the date hereof, neither VeraSun nor, to VeraSun’s knowledge, any person named in Schedule A hereto, is the benefical owner of any US BioEnergy Common Stock. As a result of the Shareholders Agreement, however, VeraSun may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by VeraSun that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute 33% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 79,626,552 shares of Issuer Common Stock issued and outstanding at the close of business on November 28, 2007.

Pursuant to the Shareholders Agreement, the Shareholders agreed to, among other things, vote their respective Subject Shares (representing in the aggregate 33% of the Issuer Common

Stock at any time outstanding) in favor of the approval of the Merger Agreement, the Merger and each of the other transactions contemplated by the Merger Agreement and against any alternative transactions, and pursuant to this have granted a proxy to VeraSun and Donald L. Endres and Danny C. Herron, in their respective capacities as officers of VeraSun, to vote their Subject Shares as such. The Shareholders also agreed not to solicit alternative transactions and not to transfer the shares of Issuer Common Stock to which the Shareholders Agreement applies. In addition, for 180 days after the Effective Time (the “Lock-Up Period”), the Shareholders also agreed not to sell the shares of VeraSun Common Stock received in the Merger in exchange for the shares of Issuer Common Stock to which the voting arrangements described above apply.

The Shareholders Agreement will terminate upon the earlier of the consummation of the Merger (other than the provision relating to the Lock-Up Period) and the termination of the Merger Agreement in accordance with its terms. If, however, the Merger Agreement is terminated (i) in circumstances where the Issuer is or may be obligated to pay a termination fee or (ii) as a result of a willful breach by the Issuer of any of its covenants or agreements contained in the Merger Agreement, then the Shareholders Agreement will continue in effect for twelve months after the date of termination of the Merger Agreement. However, during any such twelve month period under the Shareholders Agreement, the Subject Shares will be reduced to 19.9% of the Issuer Common Stock outstanding at such time.

The descriptions of the Merger Agreement and the Shareholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

(c) Neither VeraSun nor, to the knowledge of VeraSun, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of VeraSun, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated as of November 29, 2007, among VeraSun Energy Corporation, Host Acquisition Corporation and US BioEnergy Corporation (filed as Exhibit 2.1 to the VeraSun Energy Corporation December 5, 2007 Form 8-K and incorporated herein by reference).

2	Shareholders Agreement, dated as of November 29, 2007, among VeraSun Energy Corporation and the individuals and other parties listed on Schedule A attached thereto (filed as Exhibit 10.1 to the VeraSun Energy Corporation December 5, 2007 Form 8-K and incorporated herein by reference).

3	Form of Articles of Incorporation of the Surviving Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2007

VERASUN ENERGY CORPORATION,

by	/s/ Danny C. Herron
Name:	Danny C. Herron
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
3	Form of Articles of Incorporation of the Surviving Corporation.

SCHEDULE A

Directors and Executive Officers of VeraSun Energy Corporation

The following is a list of the directors and executive officers of VeraSun Energy Corporation, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of VeraSun Energy Corporation

Name	Present Principal Occupation	Business Address
Donald L. Endres	Chairman, Board of Directors; Chief Executive Officer and President, VeraSun Energy Corporation	VeraSun Energy Corporation 100 22nd Avenue, Brookings, South Dakota 57006

D. Duane Gilliam	Retired, Executive Vice President of corporate affairs, Marathon Ashland Petroleum LLC	VeraSun Energy Corporation 100 22nd Avenue, Brookings, South Dakota 57006

T. Jack Huggins III	Founder and President, TJ3, Inc., a business development consulting firm	VeraSun Energy Corporation 100 22nd Avenue, Brookings, South Dakota 57006

Paul A. Schock	Owner, Schock Land Company, LLC, a real estate development company	VeraSun Energy Corporation 100 22nd Avenue, Brookings, South Dakota 57006

Steven T. Kirby	Founding Partner, Bluestem Capital Company, a manager of various investment funds	Bluestem 122 S. Phillips Avenue, Suite 300, Sioux Falls, South Dakota 57104

SCHEDULE A

Executive Officers of VeraSun Energy Corporation

Name	Position
Donald L. Endres	Chairman of the Board of Directors; Chief Executive Officer

Danny C. Herron	Senior Vice President and CFO

William L. Honnef	Senior Vice President, Strategic Initiatives

John M. Schweitzer	Senior Vice President, General Counsel and Secretary

Paul J. Caudill	Senior Vice President, Operations

Bob Antoine	Senior Vice President, Human Resources

Barry Schaps	Senior Vice President, Sales and Logistics

Exhibit 3

Articles of Incorporation

of

Surviving Corporation

Pursuant to Section 47-1A-1007 of the South Dakota Business Corporation Act (the “Act”), the following Articles of Incorporation (the “Articles of Incorporation”), shall, immediately upon the Effective Time (as defined in the Agreement and Plan of Merger, dated as of November 29, 2007, among the undersigned corporation, VeraSun Energy Corporation, a South Dakota corporation, and Host Acquisition Corporation, a South Dakota corporation) be the Articles of Incorporation of the undersigned corporation and shall supersede the original articles of incorporation and all amendments and restatements thereto of the undersigned corporation:

Article I

The name of the corporation shall be US BioEnergy Corporation (the “Corporation”).

Article II

A. The street address of the principal office of the Corporation is:

100 22nd Avenue,

Brookings, SD 57006

B. The street address of the initial registered office of the Corporation is:

CT Corporation System

319 South Coteau Street

Pierre, SD 57006-2037

C. The name and address of each incorporator of the Corporation is:

Name:	Address:
Jill Wilts	326 Main Avenue
Suite 209
Brookings, South Dakota 57006

Article III

The nature of the business of the Corporation and the objects and purposes proposed to be transacted, promoted and carried on by it are as follows:

1

A. To conduct all activities authorized by law and specifically to develop and thereafter own and operate sources of energy production and development and to conduct such other activities as may be connected therewith, and such other business or activities as shall be considered desirable by the Board of Directors; provided that indebtedness of the Corporation may not be increased above $5,000,000,000 unless the Corporation has complied with Article XVII, Section 8 of the Constitution of the State of South Dakota with respect to such increase; and

B. To do each and every act necessary to carry out the purposes and objectives as stated herein and exercise all powers conferred by the laws of the State of South Dakota on corporations as provided by the Act or any amendments thereto.

Article IV

A. Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 1,000 shares of common voting stock, par value $0.01 per share (“Common Stock”).

B. Power to Issue, Sell and Purchase Shares; Share Dividends. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to issue shares of one class or series as a share dividend in respect of shares of another class or series, as the Board of Directors shall from time to time, in its discretion, determine, and as otherwise permitted by law.

C. No Preemptive Rights. Except as may otherwise be expressly agreed by the Corporation, holders of Common Stock shall have no preemptive rights to purchase stock of the Corporation or securities convertible into or carrying a right to subscribe for or acquire stock of the Corporation.

Article V

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and shareholders:

2

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B. The number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors of the Corporation. Any director or the entire Board of Directors of the Corporation may be removed, with or without cause, at any time by the holders of a majority of the shares of Common Stock then entitled to vote at an election of Directors or by written consent of the shareholders.

C. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the Act, these Articles of Incorporation, and any Bylaws adopted by the shareholders; provided, however, that no Bylaws hereafter adopted by the shareholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

Article VI

To the fullest extent permitted by the laws and statutes of the State of South Dakota as the same exist or may hereafter be amended, no person who is or was a director of this corporation shall be held liable to the corporation or its shareholders for money damages for any action taken, or the failure to take any action, as a director. Any repeal or modification of this Article VI shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Article VII

A. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article VII shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

B. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation.

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C. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under these Articles of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of shareholders or disinterested directors or otherwise.

D. Any repeal or modification of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Article VIII

The books of the Corporation may be kept (subject to any provision contained in the Act) outside the State of South Dakota at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Article IX

To the fullest extent permitted by the South Dakota Domestic Public Corporation Takeover Act as the same exists or may hereafter be amended (the “Takeover Act”), the Corporation hereby expressly opts out of Sections 47-33-8 through 47-33-16 of the Takeover Act, inclusive, and such sections of the Takeover Act shall be inapplicable to the Corporation or to control share acquisitions of shares of the Corporation.

Article X

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of South Dakota, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation’s By-Laws.

Article XI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed in these Articles of Incorporation, the Corporation’s Bylaws or the Act, and all rights herein conferred upon shareholders are granted subject to such reservation.

******

In Witness Whereof, the Corporation has caused these Articles of Incorporation to be executed on its behalf this      day of     , 2008.

US BioEnergy Corporation

By:
Name:
Title:

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